PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)

                LIGAND PHARMACEUTICALS INCORPORATED

                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-131029



                          PROSPECTUS SUPPLEMENT NO. 20
    (TO PROSPECTUS DATED APRIL 12, 2006, AS SUPPLEMENTED AND AMENDED BY THAT PROSPECTUS SUPPLEMENT NO. 1 DATED MAY 15, 2006, THAT PROSPECTUS SUPPLEMENT NO. 2 DATED JUNE 12, 2006, THAT PROSPECTUS SUPPLEMENT NO. 3 DATED JUNE 29, 2006, THAT PROSPECTUS SUPPLEMENT NO. 4 DATED AUGUST 4, 2006, THAT PROSPECTUS SUPPLEMENT NO. 5 DATED AUGUST 9, 2006, THAT PROSPECTUS SUPPLEMENT NO. 6 DATED AUGUST 30, 2006,
   THAT PROSPECTUS SUPPLEMENT NO. 7 DATED SEPTEMBER 11, 2006, THAT PROSPECTUS SUPPLEMENT NO. 8 DATED SEPTEMBER 12, 2006, THAT PROSPECTUS SUPPLEMENT NO. 9
DATED OCTOBER 2, 2006, THAT PROSPECTUS SUPPLEMENT NO. 10 DATED OCTOBER 17, 2006,
   THAT PROSPECTUS SUPPLEMENT NO. 11 DATED OCTOBER 20, 2006, THAT PROSPECTUS SUPPLEMENT NO. 12 DATED OCTOBER 31, 2006, THAT PROSPECTUS SUPPLEMENT NO. 13
 DATED NOVEMBER 14, 2006, THAT PROSPECTUS SUPPLEMENT NO. 14 DATED NOVEMBER 15, 2006, THAT PROSPECTUS SUPPLEMENT NO. 15 DATED DECEMBER 14, 2006, THAT PROSPECTUS SUPPLEMENT NO. 16 DATED JANUARY 5, 2007, THAT PROSPECTUS SUPPLEMENT NO. 17 DATED JANUARY 16, 2007, THAT PROSPECTUS SUPPLEMENT NO. 18 DATED FEBRUARY 5, 2007, AND
           THAT PROSPECTUS SUPPLEMENT NO. 19 DATED FEBRUARY 28, 2007)

         This Prospectus Supplement No. 20 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated January 16, 2007, that Prospectus Supplement No. 18 dated February 5, 2007, and that Prospectus Supplement No. 19 dated February 28, 2007), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.

         This Prospectus Supplement No. 20 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated March 5, 2007, as filed by us with the Securities and Exchange Commission.

         This Prospectus Supplement No. 20 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 20 updates or supersedes the information contained in the Prospectus.

         Our common stock is traded on The Nasdaq Global Market under the symbol "LGND." On March 2, 2007, the last reported sale price of our common stock on The Nasdaq Global Market was $11.31 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS AND BEGINNING ON PAGE 62 OF PROSPECTUS SUPPLEMENT NO. 13.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 20 is truthful or complete. Any representation to the contrary is a criminal offense.

         The date of this Prospectus Supplement No. 20 is March 5, 2007.

                       SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                 ---------------



                                    FORM 8-K

                                 CURRENT REPORT




     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         Date of Report (Date of earliest event reported): March 1, 2007

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                    000-20720
                            (Commission File Number)

                           10275 SCIENCE CENTER DRIVE,
                              SAN DIEGO, CALIFORNIA
                    (Address of principal executive offices)

                                 (858) 550-7500
              (Registrant's telephone number, including area code)

                                   77-0160744
                      (I.R.S. Employer Identification No.)

                                   92121-1117
                                   (Zip Code)

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

     On March 1, 2007 Ligand Pharmaceuticals Incorporated
(the "Company") entered into an Indemnity Fund Agreement (the "Agreement") with Dorsey & Whitney LLP ("Dorsey"), counsel to Company's independent directors and to the Audit Committee of the Board of Directors ("Board"). Under the Agreement, the Company has established in a Dorsey trust account a $10 million indemnity fund (the "Fund") to support the Company's existing indemnification obligations to continuing and departing directors in connection with the ongoing SEC investigation and related matters (the "Legacy Liabilities"). The agreement provides that the Fund may be disbursed by Dorsey on behalf of the directors to pay indemnified claims against the Legacy Liabilities, provided that the Company shall approve any such disbursements for Legacy Liabilities other than the SEC Investigation.


     Interest accruing to the Fund will be returned to the Company quarterly. Any amounts remaining in the fund will be returned to the Company on the earliest of (i) the satisfaction of all Legacy Liabilities and the resolution of all matters or potential matters involving any of these directors relating to the Legacy Liabilities (ii) the date which is twenty-four (24) months after receipt of any written or oral communication initiated by the SEC regarding the SEC Investigation (iii) written communication from the SEC that the SEC Investigation has been discontinued without any remaining Legacy Liability or
(iv) mutual agreement of the parties.

     The Indemnity Fund Agreement is filed as Exhibit 10.1 hereto and incorporated by reference herein.

ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

     On March 1, 2007, the Company announced the resignation of directors John Groom, Irving S. Johnson, Ph.D., Daniel Loeb, Carl C. Peck, M.D., and Brigette Roberts, M.D. effective immediately. These resignations followed the conclusion of the Company's strategic review process and the consummation of the sale of AVINZA(R) (morphine sulfate extended-release capsules) to King Pharmaceuticals.

     The Company also announced the appointment of four new directors, who were nominated for election by the Board's Nominating and Governance Committee:

John L. Higgins, age 36, is President and Chief Executive Officer of the Company. Prior to joining the Company, Mr. Higgins was Chief Financial Officer, Executive Vice President, Finance, Administration and Corporate Development of Connetics Corporation, a public specialty pharmaceutical company, until its acquisition by Stiefel Laboratories, Inc. in December 2006. In those capacities, in which he had served since January 2002, he was responsible for corporate development, finance, investor relations, strategic planning and general administration. He served as Executive Vice President, Finance and Administration, from January 2000 to December 2001, and as Vice President, Finance and Administration from September 1997 through December 1999. Mr. Higgins earned an A.B. in Economics from Colgate University and is a Director of BioCryst Pharmaceuticals, Inc., a public biotech company, where he serves as Chairman of the Audit Committee.

      Todd C. Davis, 46, is a Managing Director of Cowen & Company and a principal and founder of Cowen Healthcare Royalty Partners. Previously, Mr. Davis was a partner at Paul Capital Partners and Apax Partners. Mr. Davis has served on the boards of several public and private companies, including most recently Verus Pharmaceuticals, Prism Pharmaceuticals, Prometheus Laboratories and SkinMedica. He holds a B.S. in mathematics from the U.S. Naval Academy and an M.B.A. from Harvard Business School.


     Elizabeth M. Greetham, 57, is Chief Executive Officer and President of ACCL Financial Consultants. Prior to ACCL, Ms. Greetham served as both CEO and CFO of DrugAbuse Sciences and was a portfolio manager at Weiss, Peck & Greer. Ms. Greetham also serves as a member of the board of directors of publicly traded King Pharmaceuticals, Inc. Ms. Greetham earned an M.A. with Honors from the University of Edinburgh in Scotland.


     As previously disclosed, on February 26, 2007 the Company consummated the sale of its rights in and to AVINZA(R) (morphine sulfate extended-release capsules), in the United States, its territories and Canada to King

Pharmaceuticals and its wholly-owned subsidiary King Pharmaceuticals Research and Development, Inc. Pursuant to the asset purchase agreement King paid the Company approximately $295 million in cash and will continue to pay Ligand specified royalty payments based on King Pharmaceuticals' annual net sales of AVINZA(R) through AVINZA(R)'s patent expiration in November 2017. The Company has also agreed to indemnify King Pharmaceuticals and its affiliates and their respective representatives from losses arising out of specified events described in the asset purchase agreement. The Company notes that Ms. Greetham's interest in this transaction arises solely from her position as a director of King Pharmaceuticals and that there is no arrangement or understanding between the Company and King Pharmaceuticals with respect to her election as a director of the Company.


     David M. Knott, 62, is Chief Investment Manager of Knott Partners Management and Dorset Management, two related hedge fund entities. He was previously with Mandrakos Associates. Prior to that, Mr. Knott was a broker at Donaldson Lufkin & Jenrette (DLJ). He received a B.A. in Political Science from the University of Pennsylvania and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania.


     In addition, John W. Kozarich, Ph.D., a current director, was named Chairman of the Board assuming the position previously held by Henry F. Blissenbach, who will remain on the Board.

     None of the new directors was selected pursuant to any arrangement or understanding between him/her and any other person. There are no family relationships between the incoming directors and any of the Company's other directors or executive officers. There have been no related party transactions between the Company and any of the new directors reportable under Item 404(a) of Regulation S-K.

     A copy of the Company's press release announcing these resignations and appointments is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

(d) Exhibits.

    EXHIBIT NO.       DESCRIPTION

    10.1              Indemnity Fund Agreement.

    99.1              Press release of the Company dated March 1, 2007.

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.


                                   LIGAND PHARMACEUTICALS INCORPORATED




    Date: March 05, 2007            By:   /s/ TOD G. MERTES
                                    Name:  Tod G. Mertes
                                    Title: Interim CFO

                                                                    EXHIBIT 10.1





                                                                PETER W. CARTER
                                                                 (612) 340-5635
                                                              FAX (612) 340-2868
                                                         CARTER.PETER@DORSEY.COM


February 26, 2007



Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA  92121
Attn:  Warner Broaddus, Esq., General Counsel


     Re: INDEMNITY FUND AGREEMENT WITH LIGAND PHARMACEUTICALS INCORPORATED(THE "COMPANY")



Dear Warner:

         This letter will constitute the agreement between the Company and Dorsey as authorized by the Board of Directors of the Company (the "Board") on December 7, 2006.

         For purposes of this agreement, "Legacy Directors" means, collectively, Henry F. Blissenbach, Alexander D. Cross, John Groom, Irving S. Johnson, John W. Kozarich, Carl Peck and Michael A. Rocca; "Restatement" means the Company's restatement of its consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002, and as of and for the first three quarters of 2004, and for the quarters of 2003; "SEC Investigation" means the SEC's pending investigation regarding certain matters in connection with the Restatement; "Legacy Matters" means, collectively, any matters in connection with the SEC Investigation or other matters relating to the periods covered by the Restatement; and "Legacy Matter Liabilities and Defense Costs" means, collectively, any liabilities and/or defense costs of the Legacy Directors which are a) incurred in connection with the SEC Investigation or other Legacy Matters and b) which the Company is obligated to pay or advance on behalf of the Legacy Directors or other directors named herein under the existing indemnification agreements between the Company and each such director (the "Indemnification Agreements").

         Pursuant to the Board's authorization, Ligand will fund an indemnity fund account to be maintained by Dorsey in an interest-bearing Dorsey trust account in the amount of $10,000,000 (the "Indemnity Fund"). Subject to fulfillment of the prerequisites of the Indemnification Agreements, the Indemnity Fund will be disbursed by Dorsey, on behalf of the Legacy Directors, against any Legacy Matter Liabilities and Defense Costs incurred by the Legacy Directors, including Dorsey's legal fees and disbursements and the fees and disbursements of any other advisor or counsel retained by the Legacy Directors with the consent of the Company or in accordance with the Indemnification Agreements. All disbursements must be made in accordance with the Indemnification Agreements, documented by appropriate invoices which shall be provided to the Company and approved by 1) Dorsey, 2) a representative of the Legacy Directors and 3) a duly authorized officer of the Company; provided, however, that as to any Legacy Matter Liabilities and Defense Costs in connection with the SEC Investigation, the

Company acknowledges the following: (i) the prerequisites of the Indemnification Agreements have been fulfilled; (ii) the Company has determined that the Legacy Directors are entitled to indemnification and advancement under the Indemnification Agreements; (iii) Dorsey has been approved by the Company to represent the Legacy Directors in connection with the SEC Investigation; and
(iv) that Dorsey is authorized to disburse from the Indemnity Fund in connection therewith without receipt of prior approval from the Company.

         In the event that any of the following additional directors of the Company, Daniel S. Loeb, Jeffrey R. Perry, Brigitte Roberts or Jason Aryeh, should incur any Legacy Matter Liabilities or Defense Costs, the Indemnity Fund will also be available, on the terms and conditions outlined in the foregoing paragraph, to be disbursed by Dorsey on behalf of such directors against any Legacy Matter Liabilities or Defense Costs incurred by them.

         The Indemnity Fund will be maintained by Dorsey in an interest-bearing trust account in accordance with Dorsey's customary trust account procedures and Dorsey will provide the Company with a monthly trust account statement which will reflect applications of the Indemnity Fund and the balances remaining from time to time. Dorsey shall pay out interest that accrues in the Indemnity Fund to Ligand on a quarterly basis. Ligand agrees to supplement the Indemnity Fund upon Dorsey's request should it become insufficient to cover Legacy Matter Liabilities and Defense Costs due and required by the Indemnification Agreements to be paid by the Company.

         Upon the earlier of (i) the satisfaction of all Legacy Matter Liabilities and Defense Costs and the resolution of all matters or potential matters involving any Legacy Directors or other Ligand directors named above relating to the SEC Investigation or any other Legacy Matter or (ii) the expiration of twenty-four (24) months after receipt of any written or oral communication initiated by the SEC regarding the SEC Investigation (iii) written communication from the SEC that the SEC Investigation has been discontinued without any unsatisfied Legacy Matter Liabilities or (iv) otherwise by the mutual agreement of the parties to terminate this Agreement, Dorsey will promptly remit the remaining balance of this Indemnity Fund plus accrued interest to Ligand.

         This Agreement is in furtherance of, and not intended to alter, add to or waive any provision of the Indemnification Agreements, except to the extent specifically provided herein. Disbursements from the Indemnity Fund shall in all events be subject to the terms and conditions of the Indemnification Agreements, except to the extent otherwise specifically provided herein. The form of undertaking to be signed by each director as a condition of advancement, as set forth in the Company's bylaws, is attached hereto as EXHIBIT A.

         We greatly appreciate the opportunity to be of service. If you have any questions about these escrow arrangements, please call me. If not, please sign the enclosed copy of this letter and return it in the enclosed envelope and make arrangements to transfer the Indemnity Fund amount to our trust account for which the wire instructions appear below. Please keep the original of this letter for your file.

                                                     Very truly yours,

                                                     /s/ Peter W. Carter

                                                     Peter W. Carter

PWC/skb

Accepted and agreed to:

Ligand Pharmaceuticals Incorporated


By:     /s/ John L. Higgins
Name:   John L. Higgins
Title:  Cheif Executive Office and President


Dorsey Trust Account Wire Instructions:

U.S. Bank National Association
800 Nicollet Mall
Minneapolis, MN  55402

ABA Routing Number:  091000022
Account Number:   1602-3010-8765
Account Name:     Dorsey & Whitney Trust Account
Message:          3819/476635-2

                                   EXHIBIT A


Dated:  ___________, 200_


General Counsel
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA  92121


Dear Sir/Madam:


         As a director of Ligand Pharmaceuticals, Incorporated I am entitled to indemnification for liabilities and advancement of expenses incurred in connection with the pending SEC investigation and otherwise for matters relating to the periods covered by the restatement (any such matters, collectively, the "Legacy Matters") of the Company's consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002, and as of and for the first three quarters of 2004 and for the quarters of 2003.

         By this letter, I request that the Company advance any expenses I incur in connection with the Legacy Matters. My signature below confirms that I agree that any advancement by the Company of expenses reasonably incurred on my behalf will be subject to the undertakings and conditions set forth herein. I represent in good faith that I meet the standard of conduct necessary for indemnification under Section 145 of the Delaware General Corporation Law ("Section 145"): (1) to the extent of my involvement in any civil matters that are the subject of the Legacy Matters, that I acted in good faith and in a manner I reasonably believed to be in or not opposed to the best interests of the Company; and (2) to the extent of my involvement in any criminal matters that are the subject of the Legacy Matters, that I had no reasonable cause to believe my conduct was unlawful. Article VII, section 4 of the Company's Bylaws, Section 145 and the Indemnification Agreement between me and the Company ( "Indemnification Agreement") require that, should it ultimately be determined that I am not entitled to be indemnified by the Company as authorized under those provisions, all advance payments made by the Company on my behalf must be repaid to the Company.

         Accordingly, I undertake to repay all amounts advanced by the Company hereunder in connection with the Legacy Matters if, and to the extent, it should ultimately be determined that, with respect to the subject matter of the Legacy Matters, I am not entitled to be indemnified under Article VII of the Company's Bylaws, under the Indemnification Agreement, or otherwise. I further agree that, by advancing defense expenses on my behalf, the Company does not waive or limit any right to recoupment of such expenses from any insurance policies which may be available.




                                                     Very truly yours,



                                                     ---------------------------

                                                                    EXHIBIT 99.1



        LIGAND ANNOUNCES CHANGES AND ADDITIONS TO THE BOARD OF DIRECTORS

              JOHN W. KOZARICH APPOINTED CHAIRMAN OF THE BOARD

       SAN DIEGO (MARCH 1, 2007) - Ligand Pharmaceuticals Incorporated
(NASDAQ: LGND) today announced the appointment of John L. Higgins, David M. Knott, Elizabeth M. Greetham and Todd C. Davis to its board of directors. Effective March 1, the above appointees will replace:
Irving S. Johnson, Ph.D., a director of Ligand since 1989, Carl C. Peck, M.D., a director since 1997, John Groom, a director since 1995, Daniel S. Loeb, a director since 2005, and Brigette Roberts, a director since 2005.
         In addition, John W. Kozarich, Ph.D., a director since 2003, was named Chairman of the Board, assuming the position previously held by Henry F. Blissenbach, who will remain on the board. Dr. Kozarich is President and Chairman of ActivX Biosciences, a subsidiary of Kyorin Pharmaceuticals, and is a professor of biotechnology at Scripps Research Institute.
         "We are pleased to have attracted accomplished industry professionals with diverse backgrounds and expertise to our Board, and I look forward to working with them. The company will also benefit from the leadership and experience of Dr. Kozarich in his expanded role as our new Chairman," said John
L. Higgins, President and Chief Executive Officer. "We believe the Board is configured to represent the best interest of all of our shareholders, and we look forward to gaining the new members' insight as Ligand continues its transformation to a highly focused R&D and royalty driven pharmaceutical company. I would also like to thank those resigning from the Board for their service and contribution in advancing Ligand to this stage in its development."
         "Now that we have brought outstanding new management and directors into Ligand, and have successfully repositioned the company, it is no longer necessary for Third Point to have three board representatives," stated Daniel Loeb, Chief Executive Officer of Third Point. "We will, however, continue to have one Third Point representative on the Board, and are delighted that David Knott, Ligand's largest institutional shareholder, is joining us on the Ligand Board."

         David M. Knott, 62, is Chief Investment Manager of Knott Partners Management and Dorset Management, two related hedge fund entities. He was previously with Mandrakos Associates. Prior to that, Mr. Knott was a broker at Donaldson Lufkin & Jenrette (DLJ). He received a B.A. in Political Science from the University of ePennsylvania and an M.B.A. in Finance from the University of Pennsylvania.
         Elizabeth M. Greetham, 57, is Chief Executive Officer and President of ACCL Financial Consultants. Prior to ACCL, Ms. Greetham served as both CEO and CFO of DrugAbuse Sciences and was a portfolio manager at Weiss, Peck & Greer. Ms. Greetham also serves as a member of the board of directors of publicly traded King Pharmaceuticals, Inc. Ms. Greetham earned an M.A. with Honors from the University of Edinburgh in Scotland.
         Todd C. Davis, 46, is a Managing Director of Cowen & Company and a principal and founder of Cowen Healthcare Royalty Partners. Previously,
Mr. Davis was a partner at Paul Capital Partners, Apax Partners and an operating executive for Elan Pharmaceuticals and Abbott Laboratories. Mr. Davis has served on the boards of several public and private companies, including most recently Verus Pharmaceuticals, Prism Pharmaceuticals, Prometheus Laboratories and SkinMedica. He holds a B.S. in mathematics from the U.S. Naval Academy and an M.B.A. from Harvard Business School.

ABOUT LIGAND
         Ligand discovers and develops new drugs that address critical unmet medical needs of patients in the areas of thrombocytopenia, cancer, hormone-related diseases, osteoporosis and inflammatory diseases. Ligand's proprietary drug discovery and development programs are based on its leadership position in gene transcription technology, primarily related to Intracellular Receptors.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
         This news release contains certain forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand's judgment as of the date of this release. Actual events or results may differ from Ligand's expectations. For example, we may not receive expected royalties on AVINZA(R) from King Pharmaceuticals or we may not be able to timely or successfully transform the Company or advance any product(s) in our pipeline. Additional information concerning these and other risk factors affecting Ligand's business can be found in prior press releases as well as in Ligand's public periodic filings with the Securities and Exchange Commission, which are available at WWW.LIGAND.COM. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

CONTACTS:
LIGAND PHARMACEUTICALS INCORPORATED               LIPPERT/HEILSHORN & ASSOCIATES
John L. Higgins, President and CEO                Don Markley
or                                                DMARKLEY@LHAI.COM
Erika Luib-De la Cruz, Investor Relations         (310) 691-7100
(858) 550-7896


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